Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202
December 13, 2010
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Mr. Jeffrey Riedler
          Ms. Karen Ubell
Re:	Re: Fortegra Financial Corporation Registration Statement on Form S-1 File No. 333-169550
Ladies and Gentlemen:
     We refer to the registration statement on Form S-1 (File No. 333-169550) (as amended, the “Registration Statement”) of Fortegra Financial Corporation (the “Company”), relating to the registration of its common stock, par value $0.01 per share.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:00 PM (Eastern Time) on Wednesday, December 15, 2010, or as soon as practicable thereafter.
     The Company hereby acknowledges the following:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.
     Please call Alexander D. Lynch at (212) 310-8971 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, FORTEGRA FINANCIAL CORPORATION
By:	/s/ Richard S. Kahlbaugh
Richard S. Kahlbaugh
President and Chief Executive Officer

cc:	Alexander D. Lynch Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153